Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2015

Index

1.	Management report	3
1.1.	Selected financial figures	3
1.2.	Financial performance	5
1.3.	Liquidity position and capital resources	10
1.4.	Risks and uncertainties	11
1.5.	Events after the balance sheet date	15

2.	Statement of the Board of Directors	16

3.	Report of the statutory auditor	17

4.	Unaudited condensed consolidated interim financial statements	18
4.1.	Unaudited condensed consolidated interim income statement	18
4.2.	Unaudited condensed consolidated interim statement of comprehensive income	19
4.3.	Unaudited condensed consolidated interim statement of financial position	20
4.4.	Unaudited condensed consolidated interim statement of changes in equity	21
4.5.	Unaudited condensed consolidated interim statement of cash flows	22
4.6.	Notes to the unaudited condensed consolidated interim financial statements	23

5.	Glossary	46

1.	Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2014 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2015.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

1.1.	Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2015	%	2014	%

Revenue[1]	21 505	100%	22 806	100%
Cost of sales	(8 662)	40%	(9 154)	40%

Gross profit	12 843	60%	13 652	60%
Distribution expenses	(2 125)	10%	(2 225)	10%
Sales and marketing expenses	(3 343)	16%	(3 606)	16%
Administrative expenses	(1 263)	6%	(1 359)	6%
Other operating income/(expenses)	483	2%	719	3%

Normalized profit from operations (Normalized EBIT)	6 595	31%	7 181	32%
Non-recurring items	11	-	(106)	1%

Profit from operations (EBIT)	6 606	31%	7 075	31%

Depreciation, amortization and impairment	1 527	7%	1 550	7%
Normalized EBITDA	8 123	38%	8 731	38%
EBITDA	8 133	38%	8 625	38%

Normalized profit attributable to equity holders of AB InBev	4 278	20%	4 030	18%
Profit attributable to equity holders of AB InBev	4 610	21%	4 190	18%

For the six-month period ended 30 June Million US dollar	2015	2014

Operating activities
Profit	5 361	5 010
Interest, taxes and non-cash items included in profit	2 829	3 442
Cash flow from operating activities before changes in working capital and use of provisions	8 190	8 452
Change in working capital	(965)	(1 121)
Pension contributions and use of provisions	(194)	(210)
Interest and taxes (paid)/received	(2 336)	(2 425)
Dividends received	19	25
Cash flow from operating activities	4 714	4 721

Investing activities
Net capex	(1 609)	(1 579)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(220)	(5 499)
Proceeds from the sale of/(investments in) short-term debt securities	(71)	(39)
Net of tax proceeds from the sale of assets held for sale	228	(146)
Other	(272)	(204)
Cash flow from investing activities	(1 944)	(7 467)

Financing activities
Dividends paid	(4 556)	(4 299)
Net (payments on)/proceeds from borrowings	1 507	5 667
Net proceeds from the issue of share capital	3	72
Share buyback	(1 000)	-
Other (including net finance (cost)/income other than interest)	(196)	(228)
Cash flow from financing activities	(4 242)	1 212

Net increase/(decrease) in cash and cash equivalents	(1 472)	(1 534)

1  Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

1.2.	Financial performance

The tables in this management report provide the segment information per zone for the period ended 30 June 2015 and 2014 in the format up to Normalized EBIT level that is used by management to monitor performance.

Both from an accounting and managerial perspective, AB InBev is organized along seven business segments, which includes the Global Export and Holding business as the seventh segment. OB business is reported in the Zone Asia Pacific as from 1 April 2014 as a scope. The results of OB during the first quarter 2015 have therefore been treated as a positive scope.

The tables below provide a summary of the performance of AB InBev for the six-month period ended 30 June 2015 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2014	Scope[1]	Currency translation	Organic growth	2015	Organic growth %

Volumes (thousand hectoliters)	224 995	3 032	-	(3 865)	224 162	(1.7)%
Revenue	22 806	(46)	(2 399)	1 144	21 505	5.1%
Cost of sales	(9 154)	39	882	(429)	(8 662)	(4.8)%
Gross profit	13 652	(6)	(1 517)	715	12 843	5.3%
Distribution expenses	(2 225)	(9)	285	(176)	(2 125)	(8.0)%
Sales and marketing expenses	(3 606)	(70)	380	(45)	(3 343)	(1.3)%
Administrative expenses	(1 359)	36	171	(110)	(1 263)	(8.4)%
Other operating income/(expenses)	719	(249)	(95)	108	483	23.2%
Normalized EBIT	7 181	(299)	(777)	491	6 595	7.2%
Normalized EBITDA	8 731	(277)	(967)	636	8 123	7.6%
Normalized EBITDA margin	38.3%				37.8%	88 bp

In the first six months of 2015 AB InBev delivered normalized EBITDA growth of 7.6%, while its normalized EBITDA margin increased 88 bps, reaching 37.8%.

Consolidated volumes decreased 1.7%, with own beer volumes decreasing 1.6% and non-beer volumes decreasing 3.0%. Focus Brands volumes declined by 1.1% during the six-month period ended 30 June 2015. On the same basis, the company’s three Global Brands, Budweiser, Corona and Stella Artois, grew by 5.6%. Focus brands are those with the greatest growth potential within each relevant consumer segment and to which AB InBev directs the majority of its marketing resources.

Consolidated revenue grew 5.1% to 21 505m US dollar, with revenue per hectoliter increasing 7.0% on both an organic and constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter).

Consolidated Cost of Sales (CoS) increased 4.8%, or 6.6% on a per hectoliter basis. On a constant geographic basis, CoS per hectoliter increased 6.4%.

VOLUMES

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Europe. Volumes sold by the Global Export business are shown separately.

Effective 1 April 2014, AB InBev discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of its business. The first quarter 2014 volumes related to the TSA have therefore been treated as a negative scope.

Thousand hectoliters	2014	Scope	Organic growth	2015	Organic growth %

North America	60 521	(231)	(1 875)	58 416	(3.1)%
Mexico	19 376	-	615	19 991	3.2%
Latin America North	60 366	12	(1 618)	58 759	(2.7)%
Latin America South	17 424	338	95	17 857	0.5%
Europe	22 234	(41)	(1 536)	20 657	(6.9)%
Asia Pacific	39 535	5 439	312	45 286	0.8%
Global Export and Holding Companies	5 539	(2 485)	143	3 197	4.7%
AB InBev Worldwide	224 995	3 032	(3 865)	224 162	(1.7)%

North America total volumes decreased 3.1%. The company estimates that the United States industry beer sales-to-retailers adjusted for the number of selling days declined by 0.8% in 2015. The company estimates that its shipment volumes in the United States declined by 3.5% and its beer sales-to-retailers adjusted for the number of selling days declined by 1.9%, with adverse weather conditions in key markets during the second quarter 2015. The company estimates that its total market share, based on beer sales-to-retailers adjusted for the number of selling days, declined by approximately 50 bps during 2015 compared to 2014. The company estimates that Budweiser sales-to-retailers adjusted for the number of selling days declined, with the brand’s share of total market down approximately 15 bps in 2015. On the same basis, the company estimates that Bud Light’s share of total market was down approximately 30 bps.

In Canada, beer volumes increased by low single digits in 2015, on the back of a good industry performance. The company estimates it gained market share.

1  See Glossary.

Mexico total volumes increased 3.2%, despite a difficult comparable due to the FIFA World Cup in 2014. The company focus brands, which represent almost 90% of its total volumes, continue to grow ahead of the total portfolio, increasing by 5.3% during 2015. Bud Light and Victoria volumes were particularly strong.

Latin America North volumes decreased 2.7%, with beer volumes decreasing 2.7% and soft drink volumes decreasing 2.6%. In Brazil, beer volumes decreased by 3.9% and soft drink volumes decreased by 4.1%. Volumes in Brazil came under pressure in the second quarter 2015, as expected, due to a very difficult FIFA World Cup comparable and an unfavorable macroeconomic environment. The company estimates that the volumes of its premium and near beer brands continue to do very well, finishing the first six months well ahead of last year, led by Budweiser and Skol Beats Senses.

Latin America South total volumes increased 0.5%, with beer volumes increasing 6.5% and non-beer volumes decreasing 3.4%. The company’s beer volumes in Argentina increased by low single digits as a result of a strong industry performance driven by good weather during the second quarter 2015.

Europe own beer volumes declined 6.8%, while total volumes declined 6.9%, mainly driven by a weak beer industry in Russia and Ukraine. On the same basis, the company’s beer volumes declined by mid-single digits in Belgium, were down by low single digits in Germany and its own products volumes declined by low single digits in the United Kingdom, mainly as a result of the FIFA World Cup activations in 2014 in these countries. The company estimates its market share was marginally ahead in Germany and remained stable in Belgium.

Asia Pacific volumes grew by 0.8%. In China, own beer volumes grew by 1.9%, due in part to a very successful, first ever campaign bridging the Calendar and the Chinese New Year celebrations built around the Budweiser brand during the first quarter 2015, partially offset by poor weather across the country and economic headwinds during the second quarter 2015. The company estimates that the total industry volumes declined by approximately 4.5% in 2015, with most of the impact being felt in the value and core segments. The three focus brands of Budweiser, Harbin and Sedrin grew by over 6% during 2015.

The acquisition of OB closed on 1 April 2014. Year-over-year, for the period OB was consolidated, South Korean volumes were down high single digits, due to an industry decline and an estimated market share loss in a very competitive environment.

OPERATING ACTIVITIES BY ZONE

The tables below provide a summary of the performance of each geographical zone, for the six-month period ended 30 June 2015 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	224 995	3 032	-	(3 865)	224 162	(1.7)%
Revenue	22 806	(46)	(2 399)	1 144	21 505	5.1%
Cost of sales	(9 154)	39	882	(429)	(8 662)	(4.8)%
Gross profit	13 652	(6)	(1 517)	715	12 843	5.3%
Distribution expenses	(2 225)	(9)	285	(176)	(2 125)	(8.0)%
Sales and marketing expenses	(3 606)	(70)	380	(45)	(3 343)	(1.3)%
Administrative expenses	(1 359)	36	171	(110)	(1 263)	(8.4)%
Other operating income/(expenses)	719	(249)	(95)	108	483	23.2%
Normalized EBIT	7 181	(299)	(777)	491	6 595	7.2%
Normalized EBITDA	8 731	(277)	(967)	636	8 123	7.6%
Normalized EBITDA margin	38.3%				37.8%	88 bps

NORTH AMERICA	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	60 521	(231)	-	(1 875)	58 416	(3.1)%
Revenue	8 012	(67)	(108)	(119)	7 719	(1.5)%
Cost of sales	(3 158)	55	26	5	(3 073)	0.2%
Gross profit	4 854	(11)	(82)	(114)	4 646	(2.4)%
Distribution expenses	(649)	-	21	(28)	(656)	(4.4)%
Sales and marketing expenses	(1 074)	(1)	17	(28)	(1 085)	(2.6)%
Administrative expenses	(241)	(2)	5	(15)	(254)	(6.4)%
Other operating income/(expenses)	258	(238)	-	(1)	20	(5.0)%
Normalized EBIT	3 149	(252)	(39)	(187)	2 671	(6.4)%
Normalized EBITDA	3 514	(252)	(43)	(181)	3 038	(5.6)%
Normalized EBITDA margin	43.9%				39.4%	(169)bps

MEXICO	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	19 376	-	-	615	19 991	3.2%
Revenue	2 339	(264)	(292)	165	1 948	8.0%
Cost of sales	(709)	139	76	(15)	(508)	(2.7)%
Gross profit	1 630	(125)	(215)	150	1 440	10.0%
Distribution expenses	(239)	22	29	(10)	(197)	(4.5)%
Sales and marketing expenses	(426)	30	51	2	(342)	0.6%
Administrative expenses	(242)	15	29	1	(196)	0.5%
Other operating income/(expenses)	125	(11)	(16)	11	109	9.8%
Normalized EBIT	848	(69)	(122)	155	814	19.9%
Normalized EBITDA	1 062	(76)	(148)	148	986	15.0%
Normalized EBITDA margin	45.4%				50.6%	310bps

LATIN AMERICA NORTH	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	60 366	12	-	(1 618)	58 759	(2.7)%
Revenue	5 213	1	(1 168)	437	4 484	8.4%
Cost of sales	(1 819)	(1)	394	(147)	(1 573)	(8.1)%
Gross profit	3 394	1	(774)	290	2 911	8.5%
Distribution expenses	(679)	-	156	(63)	(587)	(9.3)%
Sales and marketing expenses	(702)	-	141	15	(547)	2.1%
Administrative expenses	(250)	-	64	(55)	(241)	(21.8)%
Other operating income/(expenses)	258	-	(78)	95	274	36.8%
Normalized EBIT	2 021	1	(492)	281	1 810	13.9%
Normalized EBITDA	2 377	1	(581)	374	2 170	15.7%
Normalized EBITDA margin	45.6%				48.4%	309bps

LATIN AMERICA SOUTH	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	17 424	338	-	95	17 857	0.5%
Revenue	1 311	28	(155)	429	1 614	32.1%
Cost of sales	(492)	(15)	63	(174)	(619)	(34.4)%
Gross profit	819	13	(92)	255	995	30.7%
Distribution expenses	(133)	(1)	17	(36)	(153)	(27.0)%
Sales and marketing expenses	(173)	-	19	(34)	(188)	(19.9)%
Administrative expenses	(49)	-	7	(23)	(66)	(46.9)%
Other operating income/(expenses)	(6)	2	-	4	-	85.5%
Normalized EBIT	458	13	(49)	165	588	35.1%
Normalized EBITDA	542	13	(57)	184	681	33.2%
Normalized EBITDA margin	41.3%				42.2%	34bps

EUROPE	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	22 234	(41)	-	(1 536)	20 657	(6.9)%
Revenue	2 483	(17)	(552)	8	1 922	0.3%
Cost of sales	(1 069)	1	246	25	(797)	2.3%
Gross profit	1 413	(15)	(306)	32	1 125	2.3%
Distribution expenses	(249)	(1)	58	(11)	(203)	(4.4)%
Sales and marketing expenses	(578)	(1)	127	14	(438)	2.4%
Administrative expenses	(182)	-	45	(17)	(154)	(9.3)%
Other operating income/(expenses)	8	-	1	(4)	5	(54.4)%
Normalized EBIT	413	(17)	(75)	14	335	3.5%
Normalized EBITDA	632	(17)	(126)	10	499	1.6%
Normalized EBITDA margin	25.5%				26.0%	33bps

ASIA PACIFIC	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	39 535	5 439	-	312	45 286	0.8%
Revenue	2 350	338	(36)	169	2 822	7.3%
Cost of sales	(1 152)	(172)	16	(83)	(1 391)	(7.2)%
Gross profit	1 198	166	(19)	86	1 431	7.4%
Distribution expenses	(188)	(32)	3	(14)	(231)	(7.3)%
Sales and marketing expenses	(527)	(100)	8	(26)	(645)	(4.9)%
Administrative expenses	(172)	23	1	(6)	(155)	(4.6)%
Other operating income/(expenses)	59	1	-	4	65	6.8%
Normalized EBIT	370	58	(7)	45	465	11.9%
Normalized EBITDA	604	87	(10)	82	762	13.4%
Normalized EBITDA margin	25.7%				27.0%	150bps

GLOBAL EXPORT AND HOLDING COMPANIES	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	5 539	(2 485)	-	143	3 197	4.7%
Revenue	1 098	(66)	(89)	54	997	5.2%
Cost of sales	(754)	30	61	(39)	(702)	(5.4)%
Gross profit	344	(35)	(28)	15	295	4.9%
Distribution expenses	(88)	4	-	(14)	(98)	(16.4)%
Sales and marketing expenses	(128)	2	17	12	(98)	9.4%
Administrative expenses	(222)	-	20	5	(197)	2.3%
Other operating income/(expenses)	17	(3)	(2)	-	11	(3.3)%
Normalized EBIT	(78)	(33)	7	18	(87)	15.9%
Normalized EBITDA	-	(33)	(1)	19	(15)	58%

REVENUE

Consolidated revenue grew 5.1% to 21 505m US dollar, with revenue per hectoliter growth of 7.0% on both an organic and constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), driven by revenue management initiatives and brand mix improvements from the company’s premiumization strategies.

COST OF SALES

Cost of Sales (CoS) increased 4.8% or 6.6% on a per hectoliter basis, driven primarily by unfavorable foreign exchange transactional impacts and higher depreciation from recent investments in Brazil. The increase was also partly due to the impact of a one-time benefit of 57m US dollar, reported in the second quarter 2014, linked to the reversal of medical expense accruals in the United States. On a constant geographic basis, CoS per hectoliter increased 6.4%.

OPERATING EXPENSES

Total operating expenses increased 3.4% in the first six months of 2015:

•

Distribution expenses increased 8.0% in 2015, driven mainly by increased freight rates in the United States, increased own distribution in Brazil, which is more than offset by the increase in net revenues; the growth of the company’s premium and near beer brands in Brazil; and inflationary increases in Latin America South.

•	Sales and marketing expenses increased 1.3% in 2015. This compares to a growth of 13.0% in the six-month period ended 30 June 2014, which reflected our FIFA World Cup activations.
•	Administrative expenses increased by 8.4%, mainly due to the timing of variable compensation accruals.
•

Other operating income was 483m US dollar in 2015 compared to 719m US dollar in 2014, mainly driven by the timing of incentives in China. Other operating income in the six-month period ended 30 June 2014 included a one-time positive accounting adjustment of 223m US dollar, following an actuarial reassessment of future liabilities under the company’s post-retirement healthcare benefit plans in the United States. This adjustment was reported in the results of North America in 2014, as a positive scope change in other operating income, and therefore excluded from organic growth. Accordingly, a negative scope change of the same amount has been reported in 2015.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA decreased by 7.0% in nominal terms and increased 7.6% organically to 8 123m US dollar, with an EBITDA margin of 37.8%, an organic growth of 88 bps.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2015	2014

Profit attributable to equity holders of AB InBev		4 610	4 190
Non-controlling interest		751	820
Profit		5 361	5 010
Income tax expense	9	1 125	1 066
Share of result of associates		(8)	(11)
Non-recurring net finance cost/(income)	8	(335)	(238)
Net finance cost	8	463	1 248
Non-recurring items above EBIT (including non-recurring impairment)	7	(11)	106
Normalized EBIT		6 595	7 181
Depreciation, amortization and impairment		1 528	1 550
Normalized EBITDA		8 123	8 731

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 7 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the six-month periods ended 30 June 2015 and 30 June 2014:

		2015	2014

US dollar		34.4%	33.5%
Brazilian real		18.7%	21.2%
Mexican peso		11.3%	12.4%
Chinese yuan		10.0%	8.5%
Euro		5.8%	6.9%
Argentinean peso		4.4%	3.2%
Canadian dollar		4.0%	4.1%
South Korean won		3.0%	1.8%
Russian ruble		1.2%	1.9%
Other		7.2%	6.5%
The following table sets forth the percentage of its normalized EBITDA realized by currency for the periods ended 30 June 2015 and 30 June 2014:
		2015	2014

US dollar		33.6%	37.1%
Brazilian real		24.9%	26.6%
Mexican peso		13.8%	13.9%
Chinese yuan		7.0%	5.1%
Argentinean peso		4.9%	3.2%
Canadian dollar		3.7%	3.8%
Euro		2.8%	3.0%
South Korean won		2.5%	1.9%
Russian ruble		0.6%	0.5%
Other		6.2%	4.9%

PROFIT

Normalized profit attributable to equity holders of AB InBev was 4 278m US dollar (normalized EPS 2.61 US dollar) in the first six months of 2015, compared to 4 030m US dollar (normalized EPS 2.47 US dollar) in the first six months of 2014 (see Note 14 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for the six months of 2015 was 4 610m US dollar, compared to 4 190m US dollar for the first six months of 2014 and includes the following impacts:

•

Net finance costs (excluding non-recurring net finance items): 463m US dollar in the first half of 2015 compared to 1 248m US dollar in the first half of 2014. Net finance cost in the six-month period ended 30 June 2015 includes a positive mark-to-market adjustment of 618m US dollar, linked to the hedging of the company’s share-based payment program and positive currency results in other financial results, as well as lower net interest expense. Net finance cost in the six-month period ended 30 June 2014 includes a positive mark-to-market adjustment of 292m US dollar, partially offset by negative currency results.

•

Non-recurring net finance income/(cost): 335m US dollar in the first half of 2015 compared to 238m US dollar in the first half of 2014. Non-recurring net finance income in 2015 relates to mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. The deferred share instrument has been hedged at an average price of approximately 68 euro per share.

•

Income tax expense: 1 125m US dollar with an effective tax rate of 17.4% for the first six months of 2015 compares with 1 066m US dollar with an effective tax rate of 17.6% in the first six months of 2014. The decrease in the effective tax rate mainly resulted from 2015 gains from certain derivatives related to the hedging of share-based payment programs and the hedging of the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, as well as changes in country profit mix.

•

Profit attributable to non-controlling interest: 751m US dollar in the first six months of 2015, a decrease from 820m US dollar in the first six months of 2014, with a strong operating performance of Ambev being offset by currency translation effects.

1.3.	Liquidity position and capital resources

CASH FLOWS

For the six-month period ended 30 June Million US dollar	2015	2014

Cash flow from operating activities	4 714	4 721
Cash flow from investing activities	(1 944)	(7 467)
Cash flow from financing activities	(4 242)	1 212
Net increase/(decrease) in cash and cash equivalents	(1 472)	(1 534)
Cash flows from operating activities
For the six-month period ended 30 June Million US dollar	2015	2014

Profit	5 361	5 010
Interest, taxes and non-cash items included in profit	2 829	3 442
Cash flow from operating activities before changes in working capital and use of provisions	8 190	8 452
Change in working capital	(965)	(1 121)
Pension contributions and use of provisions	(194)	(210)
Interest and taxes (paid)/received	(2 336)	(2 425)
Dividends received	19	25
Cash flow from operating activities	4 714	4 721

AB InBev’s cash flow from operating activities reached 4 714m US dollar in the first half of 2015 compared to 4 721m US dollar in the first half of 2014.

Changes in working capital in the first half of 2015 and 2014 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the first half of 2015 are negatively impacted by the payments related to capital expenditure projects in 2014, which had on average longer payment terms.

Cash flow from investing activities

For the six-month period ended 30 June Million US dollar	2015	2014

Net capex	(1 609)	(1 579)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(220)	(5 499)
Proceeds from the sale of/(investments in) short-term debt securities	(71)	(39)
Net of tax proceeds from the sale of assets held for sale	228	(146)
Other	(272)	(204)
Cash flow from investing activities	(1 944)	(7 467)

Net cash used in investing activities was 1 944m US dollar in the first half of 2015 as compared to 7 467m US dollar in the first half of 2014. In 2014, cash outflow from investing activities mainly reflects the acquisition of OB.

AB InBev’s net capital expenditures amounted to 1 609m US dollar in the first half of 2015 and 1 579m US dollar the first half of 2014. Out of the total capital expenditures of 2015 approximately 48% was used to improve the company’s production facilities while 39% was used for logistics and commercial investments. Approximately 13% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

For the six-month period ended 30 June Million US dollar	2015	2014

Dividends paid	(4 556)	(4 299)
Net (payments on)/proceeds from borrowings	1 507	5 667
Net proceeds from the issue of share capital	3	72
Share buyback	(1 000)	-
Other (including net finance (cost)/income other than interest)	(196)	(228)
Cash flow from financing activities	(4 242)	1 212

The cash outflow from AB InBev’s financing activities amounted to 4 242m US dollar in the first half of 2015, as compared to a cash inflow of 1 212m US dollar in the first half of 2014. The cash outflow from financing activities in the six-month period ended 30 June 2015 reflects the share buyback and higher dividends paid. In 2014, cash inflow from financing activities reflects the funding of the OB acquisition.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2015 amounted to 6 722m US dollar. As of 30 June 2015, the company had total liquidity of 14 722m US dollar, which consisted of 8.0 billion US dollar available under committed long-term credit facilities and 6 722m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt increased to 44 410m US dollar as at 30 June 2015, from 42 135m US dollar as at 31 December 2014.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by share buyback (1.0 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.6 billion US dollar), the payment of interests and taxes (2.3 billion US dollar) and the impact of changes in foreign exchange rates (680m US dollar decrease of net debt).

Net debt to normalized EBITDA increased from 2.27x for the 12-month period ending 31 December 2014 to 2.48x on a reported basis for the 12-month period ending 30 June 2015.

Consolidated equity attributable to equity holders of AB InBev as at 30 June 2015 was 47 501m US dollar, compared to 49 972m US dollar as at 31 December 2014. The combined effect of the weakening of mainly the closing rates of the euro, the Brazilian real, the Argentinean peso, the Mexican peso, the Canadian dollar and the South Korean won resulted in a foreign exchange translation adjustment of (1 564)m US dollar. Further details on equity movements can be found in the unaudited condensed consolidated interim statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 15 Interest-bearing loans and borrowings and Note 18 Risks arising from financial instruments.

1.4.	Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, investments in companies in which AB InBev does not own a controlling interest and AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition in its various markets and increased purchasing power of players in AB InBev’s distribution channels, could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB

InBev from increasing prices to recover higher cost and thereby cause AB InBev to reduce margins or lose market share. Any dilution of AB InBev’s brands as a result of competitive trends could also lead to a significant erosion of AB InBev’s profitability. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties. Also, public concern about beer, alcoholic beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of beer, alcoholic beverages and soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result of health care concerns related to the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft drinks. Negative publicity regarding AB InBev’s products and brands, publication of studies indicating a significant risk in using AB InBev’s products or changes in consumer perceptions in relation to AB InBev’s products generally could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition.

Demand for AB InBev’s products may be adversely affected by changes in consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways. Failure by AB InBev to anticipate or respond adequately to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact AB InBev’s business, results of operations and financial condition.

The beer and beverage industry may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting or ongoing initiatives at the European Union level as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses . An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in developing European, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, external interference, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement as well as financial risks, which include risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition.

Economic and political events in Argentina may adversely affect the company’s Argentinean operations. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could have, and may continue to have, a material adverse effect on AB InBev’s Latin America South operations, financial condition and results. If the economic or political situation in Argentina deteriorates, AB InBev Latin America South operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s liquidity and operations, and its ability to access funds from Argentina.

Political events in Ukraine and related sanctions adopted by the European Union and the United States targeting Russia and Crimea may adversely affect AB InBev’s operations in Ukraine, Russia and elsewhere in the region. AB InBev owns and operates beer production facilities in Ukraine and Russia. Continued political instability, civil strife, deteriorating macroeconomic conditions, the devaluation of the Russian ruble, the devaluation of the Ukrainian hryvnia and actual or threatened military action in the region could have a material adverse effect on AB InBev’s operations in the region and on the results of operations of AB InBev’s Europe segment, and may result in impairment charges on goodwill or other intangible assets.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other liabilities. Although AB InBev maintains insurance policies against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness by entering into several senior credit facilities and accessing the bond markets from time to time based on its financial needs. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including recent significant price volatility and liquidity disruptions in the global credit markets, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

AB InBev’s shares currently trade on Euronext Brussels in euros and its American Depositary Shares trade on the New York Stock Exchange in US dollar. Fluctuations in the exchange rate between the US dollar and the euro may result in temporary differences between the value of its American Depositary Shares and the value of its ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals.

AB InBev may not be able to successfully carry out further acquisitions and business integrations or restructuring. AB InBev cannot make further acquisitions unless it can identify suitable candidates and agree on terms with them. AB InBev may not be able to successfully complete such transactions. In addition, such transactions may involve the assumption of certain liabilities, which may have a potential impact on AB InBev’s financial risk profile. Further, the price AB InBev may pay in any future acquisition may prove to be too high as a result of various factors.

The combination with Grupo Modelo has exposed AB InBev to risks related to significant costs and potential difficulties in the integration of Grupo Modelo into AB InBev’s existing operations and the extraction of synergies from the transaction. Although the anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits contemplated by the Modelo combination are significant, there can be no assurance that the Modelo combination will fully realize these benefits in the time expected. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on AB InBev’s business, results of operations and financial condition.

AB InBev reached a settlement with the U.S. Department of Justice in relation to the combination with Grupo Modelo, which included a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the fifty states of the United States, the District of Columbia and Guam. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the settlement, whether intentionally or inadvertently, AB InBev could be subject to monetary fines

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic financial crisis, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev operates its business and markets its products in certain countries that are less developed, have less stability in legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the US Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, US and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 20 Contingencies of the unaudited condensed consolidated interim financial statements.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 27 of the 2014 consolidated financial statements and Note 18 of the 2015 unaudited condensed consolidated interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

1.5.	Events after the balance sheet date

Please refer to Note 22 Events after the balance sheet date of the unaudited condensed consolidated interim financial statements.

2.	Statement of the Board of Directors

The Board of Directors of Anheuser-Busch InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the condensed consolidated interim financial statements which have been prepared in accordance with the International Financial Reporting Standard on interim financial statements (IAS 34), as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the interim management report includes a fair overview of the information required under Article 13, §§ 5 and 6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

3.	Report of the statutory auditor

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF ANHEUSER-BUSCH INBEV NV/SA ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2015

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries as of 30 June 2015 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six month-period then ended, as well as the explanatory notes. The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.

Sint-Stevens-Woluwe, 29 July 2015

The Statutory Auditor

PwC Bedrijfsrevisoren BCVBA

Represented by

/s/ Koen Hens
Koen Hens
Bedrijfsrevisor / Réviseur d’Entreprises

4.	Unaudited condensed consolidated interim financial statements

4.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2015	2014

Revenue		21 505	22 806
Cost of sales		(8 662)	(9 154)
Gross profit		12 843	13 652

Distribution expenses		(2 125)	(2 225)
Sales and marketing expenses		(3 343)	(3 606)
Administrative expenses		(1 263)	(1 359)
Other operating income/(expenses)		483	719
Profit from operations before non-recurring items		6 595	7 181

Restructuring (including impairment losses)	7	(55)	(51)
Business and asset disposal (including impairment losses)	7	147	13
Acquisition costs business combinations	7	(4)	(68)
Judicial settlement	7	(77)	-
Profit from operations		6 606	7 075

Finance cost	8	(1 235)	(1 493)
Finance income	8	772	245
Non-recurring net finance income/(cost)	8	335	238
Net finance cost		(128)	(1 010)

Share of result of associates		8	11
Profit before tax		6 486	6 076

Income tax expense	9	(1 125)	(1 066)
Profit		5 361	5 010

Attributable to:
Equity holders of AB InBev		4 610	4 190
Non-controlling interest		751	820

Basic earnings per share	14	2.81	2.57
Diluted earnings per share	14	2.76	2.52

Basic earnings per share before non-recurring items[1]	14	2.61	2.47
Diluted earnings per share before non-recurring items[1]	14	2.56	2.42

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 Basic earnings per share and diluted earnings per share before non-recurring items are not defined metrics in IFRS. Refer to Note 14 Changes in equity and earnings per share for more details.

4.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2015	2014

Profit	5 361	5 010

Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	1	49

Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	(1 807)	765
Effective portion of changes in fair value of net investment hedges	(106)	95
Cash flow hedges
Recognized in equity	(125)	65
Removed from equity and included in profit or loss	(36)	(105)
	(2 074)	820

Other comprehensive income, net of tax	(2 073)	869

Total comprehensive income	3 288	5 879

Attributable to:
Equity holders of AB InBev	2 862	4 939
Non-controlling interest	426	940

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2015	31 December 2014

ASSETS
Non-current assets
Property, plant and equipment	10	19 295	20 263
Goodwill	11	68 465	70 758
Intangible assets	12	29 535	29 923
Investments in associates and joint ventures		139	110
Investment securities		135	118
Deferred tax assets		1 497	1 058
Employee benefits		12	10
Trade and other receivables		1 664	1 769
		120 742	124 009

Current assets
Investment securities	13	331	301
Inventories		3 112	2 974
Income tax receivable		230	359
Trade and other receivables		7 395	6 449
Cash and cash equivalents	13	6 453	8 357
Assets held for sale		92	101
		17 613	18 541
Total assets		138 355	142 550

EQUITY AND LIABILITIES
Equity
Issued capital	14	1 736	1 736
Share premium		17 620	17 620
Reserves		(7 274)	(4 558)
Retained earnings		35 419	35 174
Equity attributable to equity holders of AB InBev		47 501	49 972

Non-controlling interest		3 942	4 285
		51 443	54 257

Non-current liabilities
Interest-bearing loans and borrowings	15	44 067	43 630
Employee benefits		2 965	3 050
Deferred tax liabilities		12 179	12 701
Trade and other payables	17	1 026	1 070
Provisions		809	634
		61 046	61 085

Current liabilities
Bank overdrafts	13	62	41
Interest-bearing loans and borrowings	15	7 375	7 451
Income tax payable		759	629
Trade and other payables	17	17 522	18 922
Provisions		148	165
		25 866	27 208
Total equity and liabilities		138 355	142 550

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post- employment benefits	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity

As per 1 January 2014	1 735	17 608	(874)	885	(962)	455	(968)	1 482	31 004	50 365	4 943	55 308
Profit	-	-	-	-	-	-	-	-	4 190	4 190	820	5 010
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	715	-	-	-	-	715	145	860
Cash flow hedges	-	-	-	-	-	(2)	-	-	-	(2)	(38)	(40)
Re-measurements of post-employment benefits	-	-	-	-	-	-	36	-	-	36	13	49
Total comprehensive income	-	-	-	-	715	(2)	36	-	4 190	4 939	940	5 879
Shares issued	1	12	-	-	-	-	-	-	-	13	-	13
Dividends	-	-	-	-	-	-	-	(44)	(3 088)	(3 132)	(944)	(4 076)
Treasury shares	-	-	27	-	-	-	-	-	-	27	-	27
Share-based payments	-	-	-	87	-	-	-	-	-	87	9	96
Scope and other changes	-	-	-	-	-	-	-	-	93	93	(90)	3
As per 30 June 2014	1 736	17 620	(847)	972	(247)	453	(932)	1 438	32 199	52 392	4 858	57 250

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post- employment benefits	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity

As per 1 January 2015	1 736	17 620	(819)	1 080	(5 336)	557	(1 447)	1 407	35 174	49 972	4 285	54 257
Profit	-	-	-	-	-	-	-	-	4 610	4 610	751	5 361
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	(1 564)	-	-	-	-	(1 564)	(349)	(1 913)
Cash flow hedges	-	-	-	-	-	(184)	-	-	-	(184)	23	(161)
Re-measurements of post-employment benefits	-	-	-	-	-	-	-	-	-	-	1	1
Total comprehensive income	-	-	-	-	(1 564)	(184)	-	-	4 610	2 862	426	3 288
Dividends	-	-	-	-	-	-	-	(62)	(4 329)	(4 391)	(692)	(5 083)
Treasury shares	-	-	(987)	-	-	-	-	-	-	(987)	-	(987)
Share-based payments	-	-	-	81	-	-	-	-	-	81	9	90
Scope and other changes	-	-	-	-	-	-	-	-	(36)	(36)	(86)	(122)
As per 30 June 2015	1 736	17 620	(1 806)	1 161	(6 900)	373	(1 447)	1 345	35 419	47 501	3 942	51 443

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.5. Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2015	2014

OPERATING ACTIVITIES
Profit		5 361	5 010
Depreciation, amortization and impairment		1 527	1 550
Impairment losses on receivables, inventories and other assets		42	33
Additions/(reversals) in provisions and employee benefits		173	(198)
Net finance cost/(income)	8	128	1 010
Loss/(gain) on sale of property, plant and equipment and intangible assets		(1)	(8)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(146)	(16)
Equity-settled share-based payment expense	16	106	123
Income tax expense	9	1 125	1 066
Other non-cash items included in the profit		(117)	(107)
Share of result of associates		(8)	(11)
Cash flow from operating activities before changes in working capital and use of provisions		8 190	8 452
Decrease/(increase) in trade and other receivables		(273)	(673)
Decrease/(increase) in inventories		(322)	(532)
Increase/(decrease) in trade and other payables	17	(370)	84
Pension contributions and use of provisions		(194)	(210)
Cash generated from operations		7 031	7 121

Interest paid		(1 060)	(1 242)
Interest received		156	130
Dividends received		19	25
Income tax paid		(1 432)	(1 313)
CASH FLOW FROM OPERATING ACTIVITIES		4 714	4 721

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		66	90
Sale of subsidiaries, net of cash disposed of	6	1	17
Acquisition of subsidiaries, net of cash acquired	6	(221)	(5 516)
Purchase of non-controlling interest	14	(181)	(57)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 675)	(1 669)
Net of tax proceeds from the sale of assets held for sale		228	(146)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	(71)	(39)
Net proceeds from sale/(acquisition) of other assets		(45)	(153)
Net repayments/(payments) of loans granted		(46)	6
CASH FLOW FROM INVESTING ACTIVITIES		(1 944)	(7 467)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	14	3	72
Proceeds from borrowings		9 645	14 164
Payments on borrowings		(8 138)	(8 497)
Cash net finance (costs)/income other than interests		(196)	(228)
Share buyback		(1 000)	-
Dividends paid		(4 556)	(4 299)
CASH FLOW FROM FINANCING ACTIVITIES		(4 242)	1 212

Net increase/(decrease) in cash and cash equivalents		(1 472)	(1 534)

Cash and cash equivalents less bank overdrafts at beginning of year		8 316	9 833
Effect of exchange rate fluctuations		(453)	83

Cash and cash equivalents less bank overdrafts at end of period	13	6 391	8 382

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.6.	Notes to the unaudited condensed consolidated interim financial statements

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Non-recurring items	7

Finance cost and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible assets	12

Cash and cash equivalents and investments in short-term debt securities	13

Changes in equity and earnings per share	14

Interest-bearing loans and borrowings	15

Share-based payments	16

Trade and other payables	17

Risks arising from financial instruments	18

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customer and other	19

Contingencies	20

Related parties	21

Events after the balance sheet date	22

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2015 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 30 June 2014 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 29 July 2015.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2014. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2015 and did not apply any European carve-outs from IFRS.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2014, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2015, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2014 and 2015.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2015	31 December 2014	30 June 2015	30 June 2014

Argentinean peso	9.086551	8.552034	8.742260	7.825394
Brazilian real	3.102600	2.656197	2.971548	2.309346
Canadian dollar	1.236840	1.158305	1.233027	1.095976
Chinese yuan	6.199475	6.206895	6.217463	6.172767
Euro	0.893735	0.823655	0.891833	0.727973
South Korean won	1 118.57	1 090.93	1 096.97	1 038.48
Mexican Peso	15.567584	14.718112	15.065764	13.104824
Pound sterling	0.635803	0.641544	0.656221	0.599758
Russian ruble	55.525285	56.256744	56.645896	35.128745
Ukrainian hryvnia	21.015707	15.768560	21.447057	10.372349

(C)	RECENTLY ISSUED IFRS

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2015:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For six-month period ended 30 June 2015, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

IFRS 9 Financial Instruments:

IFRS 9 Financial Instruments is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. IFRS 9 will be effective for annual periods beginning on or after 1 January 2018. Early application is permitted.

IFRS 15 Revenue from Contracts with Customers:

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for an entity’s first annual IFRS financial statements for periods beginning on or after 1 January 2018. Early application is permitted.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2015, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2014.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

All figures in the table below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June, except for segment assets (non-current) comparatives at 31 December 2014.

	North America		Mexico		Latin America North		Latin America South		Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Volume	58	61	20	19	59	60	18	17	21	22	45	40	3	6	224	225

Revenue	7 719	8 012	1 948	2 339	4 484	5 213	1 614	1 311	1 922	2 483	2 822	2 350	997	1 098	21 505	22 806

Normalized EBITDA	3 038	3 514	986	1 062	2 170	2 377	681	542	499	632	762	604	(15)	-	8 123	8 731
Normalized EBITDA margin %	39.4%	43.9%	50.6%	45.4%	48.4%	45.6%	42.2%	41.3%	26.0%	25.5%	27.0%	25.7%	-	-	37.8%	38.3%

Depreciation, amortization and impairment	(368)	(366)	(173)	(213)	(360)	(356)	(94)	(84)	(164)	(219)	(296)	(234)	(72)	(78)	(1 527)	(1 550)

Normalized profit from operations (EBIT)	2 670	3 149	813	848	1 811	2 021	587	458	335	413	465	370	(86)	(78)	6 595	7 181

Non-recurring items (refer Note 7)	138	(2)	(21)	(26)	(77)	(1)	(5)	(2)	(8)	(15)	(8)	(58)	(7)	(1)	11	(106)

Profit from operations (EBIT)	2 808	3 146	792	822	1 734	2 020	582	455	327	398	457	312	(93)	(79)	6 606	7 075

Net finance income/(cost)															(128)	(1 010)
Share of results of associates															8	11
Income tax expense															(1 125)	(1 066)

Profit/(loss)															5 361	5 010

Segment assets (non-current)	61 459	61 693	23 578	25 129	13 330	14 581	2 632	2 645	4 640	4 847	12 971	13 053	2 132	2 062	120 742	124 009
Gross capex	302	143	99	124	489	588	161	201	164	168	382	388	81	19	1 677	1 632

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of the acquisitions on the Statement of financial position and cash flows of AB InBev for 30 June 2015 and 2014:

Million US dollar	2015 Acquisitions	2014 Acquisitions	2015 Disposals	2014 Disposals

Non-current assets
Property, plant and equipment	15	812	(20)	-
Intangible assets	29	1 182	-	-
Trade and other receivables	-	47	-	-
Deferred tax assets	-	55	-	-

Current assets
Inventories	5	104	-	-
Trade and other receivables	5	299	-	-
Cash and cash equivalents	-	247	-	-

Non-current liabilities
Interest-bearing loans and borrowings	(1)	(499)	-	-
Trade and other payables	-	(183)	-	-
Employee benefits	-	(27)	-	-
Deferred tax liabilities	-	(294)	-	-
Provisions	-	-	(2)	-

Current liabilities
Interest-bearing loans and borrowings	(2)	(34)	-	-
Income tax payable	-	(105)	-	-
Trade and other payables	4	(635)	-	-
Net identifiable assets and liabilities	55	969	(22)	-

Goodwill on acquisitions	63	4 818	-	-
Loss/(gain) on disposal	-	-	(8)	-
Acquisition-date fair value of the previously held equity interest	-	-	-	(17)

Consideration to be paid	-	(25)	-	-
Net cash paid on prior years acquisitions	103	1	-	-

Consideration paid/(received), satisfied in cash	221	5 763	(30)	(17)

Cash (acquired)/ disposed of	-	(247)	-	-

Net cash outflow/(inflow)	221	5 516	(30)	(17)

2015 ACQUISITIONS AND DISPOSALS

During the first six months of 2015, the company undertook a series of acquisitions and disposals with no significant impact in the company’s condensed consolidated interim income statement.

During 2015, AB InBev purchased 103m US dollar Grupo Modelo’s shares through the Trust established on 4 June 2013 to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months. By 30 June 2015, AB InBev owned approximately 99% of Grupo Modelo’s outstanding shares and 0.4 billion US dollar is deposited with the Trust and are reported as restricted cash. AB InBev recognized a liability for the Grupo Modelo shares it did not acquire by 30 June 2015 (see also Note 13 Cash and cash equivalents and investments in short-term debt securities and Note 17 Trade and other payables).

2014 ACQUISITIONS

The following transactions took place in 2014:

Oriental Brewery acquisition

On 1 April 2014, AB InBev completed the acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea. The acquisition returned OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment.

The enterprise value for the transaction was 5.8 billion US dollar, and as a result of an agreement entered into in 2009, AB InBev also received approximately 320m US dollar in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction.

The transaction resulted in 4.3 billion US dollar of goodwill allocated primarily to the Korean business. The majority of the intangible asset valuation related to brands with indefinite life. These mainly include the Cass brand family and have been fair valued for a total amount of 1.1 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 24.2%.

2014 Other acquisitions

In 2014, Anheuser-Busch InBev completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd. (“Ginsber”), which owns the Ginsber brand in China, as well as the Blue Point brewery (Long Island) and a wholesaler in the United States.

The aggregate purchase price of such acquisitions was approximately 591 m US dollar.

2014 DISPOSALS

During the first six months of 2014, AB InBev collected 17m US dollar proceeds from prior years’ sale of the Central European operations to CVC Capital Partners.

7.	NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2015	2014

Restructuring (including impairment losses)	(55)	(51)
Acquisition costs business combinations	(4)	(68)
Business and asset disposal (including impairment losses)	147	13
Judicial settlement	(77)	-
Impact on profit from operations	11	(106)

Non-recurring net finance income/(cost)	335	238
Non-recurring taxes	(45)	26
Non-recurring non-controlling interest	31	2
Net impact on profit attributable to equity holders of AB InBev	332	160

The non-recurring restructuring charges for the six-month period ended 30 June 2015 total (55)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in the Europe zone. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals (including impairment losses) resulted in a net gain of 147m US dollar as per 30 June 2015. This gain consists primarily of compensation for the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of the company’s wholly-owned distributors in the US, and with Monster, for the distribution of its brands in the US.

Acquisition costs of business combinations amount to (4)m US dollar by the end of June 2015.

The judicial settlement relates to the settlement reached between CADE, the Brazilian Antitrust Authority and Ambev on the “Tô Contigo” customer loyalty program - see Note 20 Contingencies.

The non-recurring restructuring charges for the six-month period ended 30 June 2014 total (51)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Asia Pacific and Europe zones.

Acquisition costs of business combinations amount to (68)m US dollar by the end of June 2014 primarily relating to cost incurred for the acquisition of OB that closed on 1 April 2014.

The business and asset disposals (including impairment losses) resulted in a net gain of 13m US dollar as per 30 June 2014 mainly attributable to the additional proceeds from prior years’ sale.

The company also incurred non-recurring finance income of 335m US dollar for the six-month period ended 30 June 2015 (30 June 2014: 238m US dollar) - see Note 8 Finance cost and income.

All the above amounts are before income taxes. The non-recurring items as of 30 June 2015 increased income taxes by 45m US dollar (30 June 2014: 26m US dollar decrease of income taxes).

Non-controlling interest on the non-recurring items amounts to 31m US dollar for the six-month period ended 30 June 2015 (30 June 2014: 2m US dollar).

8.	FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2015	2014

Interest expense	(947)	(1 049)
Capitalization of borrowing costs	12	21
Net interest on net defined benefit liabilities	(60)	(58)
Accretion expense	(149)	(158)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	-	(170)
Tax on financial transactions	(25)	(21)
Other financial costs, including bank fees	(66)	(58)
	(1 235)	(1 493)

Finance costs decreased by 258m US dollar from prior year mainly driven by lower net foreign exchange losses.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interests are capitalized at a borrowing rate ranging from 4% to 8%.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27 Risks arising from financial instruments of the 31 December 2014 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2015	2014

Interest income	175	145
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	184	-
Net gains on hedging instruments that are not part of a hedge accounting relationship	407	66
Other financial income	6	34
	772	245

Non-recurring finance income	335	238
	1 107	483

Finance income, excluding non-recurring items, increased mainly due to the mark-to-market result on certain derivatives related to the hedging of share-based payment programs which reached net gains of 618m US dollar during the first six months of 2015 (30 June 2014: 292m US dollar income) and net foreign exchange gains on US dollar cash held in Mexico. This result was partially offset by costs of currency hedges. See also Note 18 Risks arising from financial instruments.

Non-recurring net finance income for the six-month period ended 30 June 2015 was 335m US dollar resulting from mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (30 June 2014: 238m US dollar income). By 30 June 2015, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 14 Changes in equity and earnings per share.

No interest income was recognized on impaired financial assets.

9.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2015	2014

Current tax expense
Current year	(1 636)	(1 260)
Deferred tax (expense)/income	511	194
Total income tax expense in the income statement	(1 125)	(1 066)
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:
For the six-month period ended 30 June Million US dollar	2015	2014

Profit before tax	6 486	6 076
Deduct share of result of associates	8	11
Profit before tax and before share of result of associates	6 478	6 065

Adjustments on taxable basis
Foreign source income	(475)	(360)
Government incentives	(386)	(329)
Taxable intercompany dividends	61	24
Expenses not deductible for tax purposes	601	404
Other non-taxable income	(243)	(251)
	6 036	5 553

Aggregated weighted nominal tax rate	30.5%	32.5%

Tax at aggregated weighted nominal tax rate	(1 838)	(1 806)

Adjustments on tax expense
Utilization of tax losses not previously recognized	12	7
Recognition of deferred taxes assets on previous years’ tax losses	19	2
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(196)	(103)
(Underprovided)/overprovided in prior years	47	(7)
Deductions from interest on equity	417	417
Deductions from goodwill	35	61
Other tax deductions	593	484
Change in tax rate	18	49
Withholding taxes	(189)	(199)
Other tax adjustments	(43)	29
	(1 125)	(1 066)

Effective tax rate	17.4%	17.6%

The total income tax expense for the six-month period ended 30 June 2015 amounts to 1 125m US dollar compared to 1 066m US dollar for the same period 2014. The effective tax rate decreased from 17.6% for the six-month period ended 30 June 2014 to 17.4% for the six-month period ended 30 June 2015, mainly resulting from 2015 gains from certain derivatives related to the hedging of share-based payment programs and the hedging of the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, as well as changes in country profit mix.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the tax deductible goodwill in Brazil which will expire in 2017. The Company does not benefit from significantly low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2015 is 17.6% (30 June 2014: 18.4%). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective tax rate may not be comparable to other companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2015					31 December 2014
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	9 988	22 471	3 338	1 688	37 485	38 107
Effect of movements in foreign exchange	(441)	(1 225)	(255)	(103)	(2 024)	(3 620)
Acquisitions	75	520	78	807	1 480	3 810
Acquisitions through business combinations	4	8	3	-	15	950
Disposals	(2)	(249)	(50)	-	(301)	(1 188)
Disposals through the sale of subsidiaries	(4)	(42)	(10)	-	(56)	(419)
Transfer (to)/from other asset categories and other movements[1]	141	488	188	(834)	(17)	(156)
Balance at end of the period	9 761	21 971	3 292	1 558	36 583	37 485

Depreciation and impairment losses
Balance at end of previous year	(2 826)	(12 240)	(2 147)	(9)	(17 222)	(17 218)
Effect of movements in foreign exchange	145	709	171	1	1 026	1 915
Disposals	1	207	41	-	249	918
Disposals through the sale of subsidiaries	1	28	6	-	35	119
Depreciation	(184)	(960)	(199)	-	(1 343)	(2 808)
Impairment losses	-	(18)	-	-	(18)	(163)
Transfer to/(from) other asset categories and other movements[1]	(2)	8	(21)	-	(15)	16
Balance at end of the period	(2 865)	(12 265)	(2 149)	(8)	(17 288)	(17 222)

Carrying amount at 31 December 2014	7 162	10 231	1 191	1 679	20 263	20 263
at 30 June 2015	6 897	9 706	1 143	1 550	19 295	-

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 30m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 795m US dollar as at 30 June 2015 compared to 647m US dollar as at 31 December 2014. The increase results from projects mainly in North America, Latin America North and Asia Pacific.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2015 of leased land and buildings was 141m US dollar (31 December 2014: 151m US dollar).

11.	GOODWILL

Million US dollar	30 June 2015	31 December 2014

Acquisition cost
Balance at end of previous year	70 765	69 933
Effect of movements in foreign exchange	(2 356)	(4 403)
Purchases of non-controlling interest	-	(5)
Disposals through the sale of subsidiaries	-	(60)
Acquisitions through business combinations	63	5 300
Balance at end of the period	68 472	70 765

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	-	-
Balance at end of the period	(7)	(7)

Carrying amount at 31 December 2014	70 758	70 758
at 30 June 2015	68 465	-

In 2014, disposals through the sale of subsidiaries relate to the sale of the glass production plant in Mexico.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

12.	INTANGIBLE ASSETS

	30 June 2015					31 December 2014
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	27 035	2 838	1 425	582	31 880	31 131
Effect of movements in foreign exchange	(279)	(104)	(92)	(16)	(491)	(1 026)
Acquisitions through business combinations	-	15	-	14	29	1 256
Acquisitions and expenditures	-	54	40	104	198	532
Disposals through the sales of subsidiaries	-	-	-	-	-	(10)
Disposals	(7)	-	-	-	(7)	(37)
Transfer (to)/from other asset categories and other movements	(73)	(42)	43	(22)	(94)	34
Balance at end of period	26 675	2 762	1 416	662	31 515	31 880

Amortization and impairment losses
Balance at end of previous year	-	(932)	(955)	(70)	(1 957)	(1 793)
Effect of movements in foreign exchange	-	48	64	2	114	194
Amortization Impairment losses	-	(89)	(87)	(5)	(181)	(384)
	-	-	-	-	-	(4)
Disposals through the sales of subsidiaries	-	-	-	-	-	1
Disposals	-	-	-	-	-	29
Transfer to/(from) other asset categories and other movements	-	41	-	3	44	-
Balance at end of period	-	(932)	(978)	(70)	(1 980)	(1 957)

Carrying value at 31 December 2014	27 035	1 906	470	512	29 923	29 923
at 30 June 2015	26 675	1 830	438	592	29 535	-

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2015	31 December 2014

Short-term bank deposits	5 501	5 804
US Treasury Bills	-	800
Cash and bank accounts	952	1 753
Cash and cash equivalents	6 453	8 357

Bank overdrafts	(62)	(41)
	6 391	8 316
INVESTMENTS IN SHORT-TERM DEBT SECURITIES
Million US dollar	30 June 2015	31 December 2014

Current investments
Debt securities held for trading	331	301
	331	301

The cash outstanding per 30 June 2015 includes restricted cash for an amount of 363m US dollar. This restricted cash includes 359m US dollar deposited with a Trust established and funded on 4 June 2013, following the closing of the AB InBev and Grupo Modelo combination. The Trust will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. AB InBev set up a liability for the Grupo Modelo shares it did not acquire by 30 June 2015 – see also Note 17 Trade and other payables.

The restricted cash also includes 4m US dollar for the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 Anheuser-Busch combination (the related payable is recognized as a deferred consideration on acquisition).

14.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2015:

	Issued capital
ISSUED CAPITAL	Million shares	Million US dollar

At the end of the previous year	1 608	1 736
Changes during the period	-	-
	1 608	1 736

			Result on the use of
	Treasury shares		treasury shares
TREASURY SHARES	Million shares	Million US dollar	Million US dollar

At the end of the previous year	0.9	(63)	(756)
Changes during the period	8.1	(996)	9
	9.0	(1 059)	(747)

As at 30 June 2015, the total issued capital of 1 736m US dollar is represented by 1 608 242 156 shares without face value, of which 473 775 342 registered shares, and 1 134 466 814 dematerialized shares.

The total of authorized, un-issued capital amounts to 41m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

Using the powers granted at the General Meeting of Shareholders on 30 April 2014, the Board of Directors has approved a share buyback program for an amount of 1 billion US dollar. Since the start of the share buyback program on 18 March 2015, AB InBev has bought back 8 200 090 shares for a total amount of 1 billion US dollar. This corresponds to 0.51% of the total shares outstanding. As a result, the share buyback program announced on 26 February 2015 has been completed.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six-months of 2015, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 27m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 30 October 2014, an interim dividend of 1.00 euro per share or approximately 1 636m euro was approved by the Board of Directors. This interim dividend was paid out 14 November 2014. On 29 April 2015, in addition to the interim dividend paid on 14 November 2014, a dividend of 2.00 euro per share or approximately 3 276m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2014 fiscal year of 3.00 euro per share or approximately 4 912m euro. This dividend was paid out on 6 May 2015.

On 30 October 2013, an interim dividend of 0.60 euro per share or approximately 963m euro was approved by the Board of Directors. On 30 April 2014, in addition to the interim dividend paid on 18 November 2013, a dividend of 1.45 euro per share or approximately 2 322m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2013 fiscal year of 2.05 euro per share or approximately 3 285m euro. This dividend was paid out on 8 May 2014.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

DEFERRED SHARE INSTRUMENT

In transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 6 May 2015, the company paid a coupon of 2.00 euro per share or approximately 62m US dollar. On 14 November 2014, the company paid a coupon of 1.00 euro per share or approximately 31m US dollar.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB entered into stock lending arrangements for up to 15 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

As of 30 June 2015, 13.8 million loaned securities were used to fulfil stock option plan commitments.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2015 is based on the profit attributable to equity holders of AB InBev of 4 610m US dollar (30 June 2014: 4 190m US dollar) and a weighted average number of ordinary shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2015	2014

Issued ordinary shares at 1 January, net of treasury shares	1 607	1 606
Effect of shares issued and share buyback programs	(2)	-
Effect of stock lending	12	3
Effect of undelivered shares under the deferred share instrument	23	23
Weighted average number of ordinary shares at 30 June	1 640	1 632

The calculation of diluted earnings per share for the six-month period ended 30 June 2015 is based on the profit attributable to equity holders of AB InBev of 4 610m US dollar (30 June 2014: 4 190m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2015	2014

Weighted average number of ordinary shares at 30 June	1 605	1 606
Effect of stock lending	12	3
Effect of undelivered shares under the deferred share instrument	23	23
Effect of share options, warrants and restricted stock units	31	31
Weighted average number of ordinary shares (diluted) at 30 June	1 671	1 663

The calculation of earnings per share before non-recurring items is based on the profit after tax and before non-recurring items, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2015	2014

Profit before non-recurring items, attributable to equity holders of AB InBev	4 278	4 030
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(3)	(78)
Non-recurring finance income/(cost), after taxes, attributable to equity holders of AB InBev (refer Note 7)	335	238
Profit attributable to equity holders of AB InBev	4 610	4 190

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2015	2014

Profit attributable to equity holders of AB InBev	4 610	4 190
Weighted average number of ordinary shares	1 640	1 632
Basic EPS	2.81	2.57

Profit before non-recurring items, attributable to equity holders of AB InBev	4 278	4 030
Weighted average number of ordinary shares	1 640	1 632
EPS before non-recurring items	2.61	2.47

Profit attributable to equity holders of AB InBev	4 610	4 190
Weighted average number of ordinary shares (diluted)	1 671	1 663
Diluted EPS	2.76	2.52

Profit before non-recurring items, attributable to equity holders of AB InBev	4 278	4 030
Weighted average number of ordinary shares (diluted)	1 671	1 663
Diluted EPS before non-recurring items	2.56	2.42

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 3.7m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2015.

15.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 18 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2015	31 December 2014

Secured bank loans	191	169
Unsecured bank loans	162	260
Unsecured bond issues	43 528	43 014
Unsecured other loans	57	57
Finance lease liabilities	129	130
	44 067	43 630

CURRENT LIABILITIES Million US dollar	30 June 2015	31 December 2014

Secured bank loans	138	117
Commercial papers	2 117	2 211
Unsecured bank loans	1 364	560
Unsecured bond issues	3 736	4 535
Unsecured other loans	15	25
Finance lease liabilities	5	3
	7 375	7 451

The current and non-current interest-bearing loans and borrowings amount to 51.4 billion US dollar as of 30 June 2015, compared to 51.1 billion US dollar as of 31 December 2014.

On 20 April 2015, AB InBev issued 3.0 billion euro aggregate principal amount of notes, consisting of 0.75 billion euro aggregate principal amount of floating rate notes due 2018 bearing interest at an annual rate of 25 basis points above three-month EURIBOR; 1.0 billion euro aggregate principal amount of fixed rate notes due 2023 bearing interest at an annual rate of 0.80% and 1.25 billion euro aggregate principal amount of fixed rate notes due 2030 bearing interest at an annual rate of 1.50%. The use of the proceeds of such issuance was for general corporate purposes. Commercial papers amount to 2.1 billion US dollar as of 30 June 2015 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

As of 30 June 2015, there are no amounts drawn under the 8.0 billion US dollar 2010 Senior Facilities.

AB InBev is in compliance with all its debt covenants as of 30 June 2015. The 2010 Senior Facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2015 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	329	138	60	25	36	70
Commercial papers	2 117	2 117	-	-	-	-
Unsecured bank loans	1 526	1 364	78	44	40	-
Unsecured bond issues	47 264	3 736	4 824	5 992	10 192	22 520
Unsecured other loans	72	15	14	9	11	23
Finance lease liabilities	134	5	5	4	15	105
	51 442	7 375	4 981	6 074	10 294	22 718
TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2014 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	286	117	72	28	41	28
Commercial papers	2 211	2 211	-	-	-	-
Unsecured bank loans	820	560	138	63	59	-
Unsecured bond issues	47 549	4 535	2 383	6 682	10 240	23 709
Unsecured other loans	82	25	14	10	13	20
Finance lease liabilities	133	3	4	4	14	108
	51 081	7 451	2 611	6 787	10 367	23 865

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 44.4 billion US dollar as of 30 June 2015, from 42.1 billion US dollar as of 31 December 2014. Apart from operating results net of capital expenditures, the net debt is mainly impacted by share buyback (1.0 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.6 billion US dollar), the payment of interests and taxes (2.3 billion US dollar) and the impact of changes in foreign exchange rates (680m US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2015	31 December 2014

Non-current interest-bearing loans and borrowings	44 067	43 630
Current interest-bearing loans and borrowings	7 375	7 451
	51 442	51 081

Bank overdrafts	62	41
Cash and cash equivalents	(6 453)	(8 357)
Interest bearing loans granted (included within Trade and other receivables)	(290)	(308)
Debt securities (included within Investment securities)	(351)	(322)
Net debt	44 410	42 135

16.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 108m US dollar for the six-month period ended 30 June 2015, as compared to 123m US dollar for the six-month period ended 30 June 2014.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2015, AB InBev issued 0.3m of matching restricted stock units in relation to the 2014 bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 44m US dollar and cliff vest after five years.

LTI Stock Option Plan for Directors

AB InBev granted 0.2m stock options to members of the board of directors during 2015 representing a fair value of approximately 5m US dollar.

Other Grants

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2015, 0.1m restricted stock units with an estimated fair value of 10m US dollar were granted under this program to a selected number of employees.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In 2015 0.1m restricted stock units with an estimated fair value of 12m US dollar were granted under this program to a selected number of employees.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2015, employees purchased shares under this program for the equivalent of 0.8m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, the Remuneration Committee approved in 2015 the early release of the vesting conditions of 0.3m unvested options. The shares that result from the exercise of the options must remain locked-up until 31 December 2023. As the vesting period for these stock options was changed, an accelerated expense was recorded as a result of the modification.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued in 2015, 2m restricted stock units with an estimated fair value of 13m US dollar.

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1m options in 2015 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

1   Amounts have been converted to US dollar at the average rate of the period.

17.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2015	31 December 2014[1]

Indirect taxes payable	181	230
Trade payables	268	305
Deferred consideration on acquisitions	217	138
Derivatives	123	64
Other payables	237	333
	1 026	1 070

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2015	31 December 2014[1]

Trade payables and accrued expenses	10 272	10 913
Payroll and social security payables	945	1 030
Indirect taxes payable	1 570	1 849
Interest payable	752	850
Consigned packaging	755	715
Derivatives	1 199	1 013
Dividends payable	218	518
Deferred income	51	53
Deferred consideration on acquisitions	1 523	1 640
Other payables	237	341
	17 522	18 922

Deferred consideration on acquisitions is mainly comprised of 1.3 billion US dollar for the put option included in the shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic. The deferred consideration on acquisitions is also comprised of 0.4 billion US dollar liability for the Grupo Modelo shares the company did not acquire by 30 June 2015. On 3 June 2013, AB InBev established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months.

Derivatives mainly reflect the mark-to-market of interest rate swaps, of forward exchange contracts and of commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 27 Risks arising from financial instruments of the 31 December 2014 consolidated financial statements).

18.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 27 Risks arising from financial instruments of the 31 December 2014 consolidated financial statements.

1   Reclassified to conform to the 2015 presentation

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2015 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2015					31 December 2014
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	14 629	81	-	-	-	7 554	47	-	-	-
Foreign currency futures	1 450	-	-	-	-	1 822	-	-	-	-

Interest rate
Interest rate swaps	-	-	97	3 000	93	350	-	113	2 250	787
Cross currency interest rate swaps	81	1 648	781	1 455	1 524	1 023	-	1 789	2 373	1 197
Interest rate futures	119	-	32	266	-	-	139	113	151	-

Commodities
Aluminum swaps	1 404	325	-	-	-	1 422	48	-	-	-
Other commodity derivatives	1 334	38	-	-	-	1 374	194	-	-	-

Equity
Equity derivatives	5 375	-	-	-	-	4 854	838	-	-	-

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 14 Changes in equity and earnings per share). Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2015, an exposure for an equivalent of 58.6m of AB InBev shares was hedged, resulting in a total gain of 953m US dollar recognized in the profit or loss account for the period, of which 618m US dollar related to the company’s share-based payment programs and 335m US dollar related to the Modelo transaction (see also Note 8 Finance cost and income).

Between 2012 and 2015, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 1.3 billion US dollar between 2012 and 2014 and 21m US dollar in 2015 and, accordingly, a decrease of counterparty risk.

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities

	30 June 2015
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(329)	(346)	(147)	(65)	(27)	(37)	(70)
Commercial papers	(2 117)	(2 119)	(2 119)	-	-	-	-
Unsecured bank loans	(1 526)	(1 572)	(1 385)	(98)	(48)	(41)	-
Unsecured bond issues	(47 264)	(65 810)	(4 985)	(6 447)	(7 627)	(12 819)	(33 932)
Unsecured other loans	(72)	(172)	(25)	(20)	(17)	(21)	(89)
Finance lease liabilities	(134)	(239)	(15)	(15)	(14)	(33)	(162)
Bank overdraft	(62)	(62)	(62)	-	-	-	-
Trade and other payables	(17 223)	(17 500)	(16 323)	(415)	(112)	(216)	(434)
	(68 727)	(87 820)	(25 061)	(7 060)	(7 845)	(13 167)	(34 687)

Derivative financial assets/(liabilities)
Interest rate derivatives	43	49	50	22	(6)	(17)	-
Foreign exchange derivatives	(447)	(447)	(447)	-	-	-	-
Cross currency interest rate swaps	537	539	47	180	(45)	286	71
Commodity derivatives	(311)	(305)	(290)	(15)	-	-	-
Equity derivatives	2 053	2 078	2 078	-	-	-	-
	1 875	1 914	1 438	187	(51)	269	71

Of which: directly related to cash flow hedges	(190)	(193)	(204)	3	(68)	15	61

1  “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	31 December 2014
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(286)	(313)	(124)	(82)	(32)	(46)	(29)
Commercial papers	(2 211)	(2 214)	(2 214)	-	-	-	-
Unsecured bank loans	(820)	(889)	(590)	(168)	(69)	(62)	-
Unsecured bond issues	(47 549)	(66 851)	(5 715)	(4 212)	(8 339)	(13 154)	(35 431)
Unsecured other loans	(82)	(175)	(35)	(21)	(18)	(22)	(79)
Finance lease liabilities	(133)	(244)	(14)	(14)	(14)	(34)	(168)
Bank overdraft	(41)	(41)	(41)	-	-	-	-
Trade and other payables	(18 909)	(19 151)	(17 908)	(356)	(215)	(163)	(509)
	(70 031)	(89 878)	(26 641)	(4 853)	(8 687)	(13 481)	(36 216)
Derivative financial assets/(liabilities)
Interest rate derivatives	33	33	47	21	(11)	(24)	-
Foreign exchange derivatives	(277)	(281)	(281)	-	-	-	-
Cross currency interest rate swaps	319	384	83	41	103	116	41
Commodity derivatives	(166)	(169)	(171)	2	-	-	-
Equity derivatives	1 258	1 246	1 028	218	-	-	-
	1 167	1 213	706	282	92	92	41

Of which: directly related to cash flow hedges	(45)	(47)	(46)	2	41	(43)	(1)

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2015	31 December 2014	30 June 2015	31 December 2014	30 June 2015	31 December 2014

Foreign currency
Forward exchange contracts	354	420	(792)	(652)	(438)	(232)
Foreign currency futures	18	72	(27)	(117)	(9)	(45)

Interest rate
Interest rate swaps	50	41	(7)	(8)	43	33
Cross currency interest rate swaps .	647	379	(110)	(60)	537	319

Commodities
Aluminum swaps	11	17	(238)	(53)	(227)	(36)
Sugar futures	2	2	(35)	(27)	(33)	(25)
Wheat futures	39	47	(19)	(16)	20	31
Other commodity derivatives	23	8	(94)	(144)	(71)	(136)

Equity
Equity derivatives	2 053	1 258	-	-	2 053	1 258
	3 197	2 244	(1 322)	(1 077)	1 875	1 167

As required by IFRS 13 – Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

1    “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 30 June 2015 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	331	-	-
Derivatives at fair value through profit and loss	10	2 160	-
Derivatives in a cash flow hedge relationship	24	360	-
Derivatives in a fair value hedge relationship	-	227	-
Derivatives in a net investment hedge relationship	7	409	-
	372	3 156	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 327
Derivatives at fair value through profit and loss	17	628	-
Derivatives in a cash flow hedge relationship	67	507	-
Derivatives in a fair value hedge relationship	-	13	-
Derivatives in a net investment hedge relationship	1	89	-
	85	1 237	1 327

Fair value hierarchy 31 December 2014 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	301	-	-
Derivatives at fair value through profit and loss	37	1 352	-
Derivatives in a cash flow hedge relationship	11	369	-
Derivatives in a fair value hedge relationship	-	140	-
Derivatives in a net investment hedge relationship	34	301	-
	383	2 162	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 268
Derivatives at fair value through profit and loss	65	459	-
Derivatives in a cash flow hedge relationship	89	336	-
Derivatives in a fair value hedge relationship	-	18	-
Derivatives in a net investment hedge relationship	19	91	-
	173	904	1 268

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 30 June 2015, the put option was valued 1 299m US dollar (31 December 2014: 1 239m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, the portion of the liability that would relate to such exercise is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2015
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral pledged/ (received)

Derivative assets	3 197	-	3 197	(1 245)	(1 179)	773
Derivative liabilities	(1 322)	-	(1 322)	1 245	11	(66)

	31 December 2014
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral pledged/ (received)

Derivative assets	2 244	-	2 244	(922)	(293)	1 029
Derivative liabilities	(1 077)	-	(1 077)	922	19	(136)

For the financial assets and liabilities subject to enforceable master netting agreements or similar agreements above, each agreement between the company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such election, financial assets and liabilities will be settled on a gross basis, however, each party to the master net agreement will have the option to settle all such amounts on a net basis in the event of default of the other part.

19.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

In the first six months of 2015, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2014.

20.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2015, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2015	31 December 2014

Income tax and social contribution	4 341	4 874
Value-added and excise taxes	2 454	2 127
Other taxes	124	115
	6 919	7 116

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 30 June 2015, Ambev management estimates the exposure of approximately 4.4 billion Brazilian real (1.4 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 37 million Brazilian real (12 m US dollar) as a probable loss.

1  Amounts have been converted to US dollar at the closing rate of the respective period.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment and now Ambev awaits the publication of the decision. As this decision was partly favorable, Ambev will present an appeal to the Upper Administrative Court after such publication. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 4.4 billion Brazilian real (1.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of QUINSA S.A. into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.3 billion Brazilian real (0.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. After a decision by the CARF and a related appeal presented by the tax authorities on one of those assessments, Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 437 million Brazilian real (141 m US dollar) as of 30 June 2015.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. The defense was presented on 28 January 2015. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.3 billion Brazilian real (0.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 934 million Brazilian real (301m US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits and other IPI credits, which are under discussion. Ambev management estimates the possible losses related to these assessments to be approximately 1.1 billion Brazilian real (0.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI excise tax, supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 1.1 billion Brazilian real (0.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, which question the legality of tax credits arising from existing tax incentives received by Ambev in other States. In August 2014, Ambev received other tax assessments related to the same issue. Ambev management estimates the possible losses related to these assessments to be approximately 1.1 billion Brazilian real (0.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court. In 2013 and 2014, Ambev received similar tax assessments issued by the State of Pará, relating to the same issue. Ambev management estimates the total exposure in relation to the matter to be approximately 840 million Brazilian real (271m US dollar) as of 30 June 2015, of which 722 million Brazilian real (233m US dollar) are considered as possible losses, and accordingly Ambev has not recorded a provision for such amount, and approximately 117 million Brazilian real (38m US dollar) as a probable loss, in connection with one tax proceeding for which Ambev believes there is a probable chance of loss.

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS and intends to vigorously defend its position.

In February 2015, the European Commission opened an in-depth State Aid investigation into the Belgian excess profit ruling system. AB InBev has a Belgian excess profit ruling. Depending on the outcome of the investigation, the European Commission could require Belgium to recover from the company past taxes reflective of the disallowed state aid. The company has not recorded any provisions for any potential additional tax payment at this point in time, as AB InBev management does not know whether the company will eventually face any such payment and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,575 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 600 million Brazilian real (193m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-10. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. After the administrative investigation, CADE issued a ruling that, among other things, imposed a fine in the amount of 353 million Brazilian real (114m US dollar). Ambev challenged the decision before the federal courts, which ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. According to the opinion of Ambev’s management, a loss was possible (but not probable), and therefore Ambev had not established a provision in its financial statements. This possible loss was expected to be limited to the aforementioned fine (which reached 620 million Brazilian Real (200m US dollar) as of 30 June 2015, reflecting adjustment for inflation and accrued interests) and additional legal fees in connection with this matter. On 14 July 2015, CADE and Ambev reached a judicial settlement to definitely close the lawsuit relating to the decision issued by CADE in the Administrative Proceeding n. 08012.003805/2004-10. With this settlement, Ambev agreed to pay a fine in the amount of 229 million Brazilian real (77m US dollar). The final amount agreed upon the parties is the result of the correction of some mistakes in the original decision, as well as an approximate 20% discount granted by CADE.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. On 18 June 2015, the Bundeskartellamt announced that it partially concluded these proceedings and issued fines. Due to AB InBev’s cooperation with the Bundeskartellamt, AB InBev received immunity from fines. Although the investigation of the Bundeskartellamt is partially continuing, AB InBev has reason to believe that it will not receive a fine and that it will have full immunity from fines at the end of the proceedings.

On 12 December 2014 a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (The Beer Store) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was amended by the claimants on 20 May 2015. The lawsuit, brought pursuant to the Ontario Class Proceedings Act, seeks, among other things: a declaration that the defendants conspired and agreed with each other to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired and agreed to fix, increase and/or maintain the fees charged by The Beer Store to other competitive brewers who wished to sell their products through The Beer Store, a declaration that the parties conspired to impose higher/differential prices to Ontario licensees (on-trade) for beer, which the claimants allege is illegal under the Liquor Control Act and a declaration that The Beer Store was not permitted by law to charge “licensee” prices that are in excess of retail prices for beer. The claimants are seeking damages not exceeding 1.4 billion Canadian dollar (1.1 billion US dollar), punitive, exemplary and aggravated damages of 5 million Canadian dollar (4m US dollar) and disgorgement of certain revenues. The company believes that there are strong defenses and, accordingly, has not recorded any provision in connection therewith.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntary termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section

19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 8m US dollar. Plaintiffs’ counsel has received approximately 1m US dollar in legal fees.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On July 8, 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The Company believes that the total amount of the enhanced pension benefit ordered by the Court is approximately 66m US dollar and is considering whether or not to appeal the decision.

21.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2015, compared to 2014.

22.	EVENTS AFTER THE BALANCE SHEET DATE

Bond issuance

On 23 July 2015 Anheuser-Busch InBev Finance Inc., a subsidiary of Anheuser-Busch InBev SA/NV issued 565 million USD aggregate principal amount of fixed rate Notes due 2045. The Notes will bear interest at an annual rate of 4.600%.

Guangzhou Zhujiang Brewery Co. Ltd

On 23 July 2015 Anheuser-Busch InBev entered into a subscription agreement for private placement of shares of Guangzhou Zhujiang Brewery Co., Ltd (“Zhujiang Brewery”), investing no less than 1.6 billion RMB (approximately 258m US dollar) to increase its holdings in Zhujiang Brewery to 29.99%, subject to various regulatory approvals. This additional investment allows the company to further deepen the strategic partnership with Zhujiang Brewery which started in the early 1980s.

5.	Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

Calculated by applying the statutory tax rate of each country on the taxable basis of each entity and by dividing the resulting tax charge by that taxable basis.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary shares.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items.

NORMALIZED PROFIT

Profit adjusted for non-recurring items.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.